SEREFEX CORPORATION
4328 Corporate Square, Suite C
Naples, FL 34104

October 23, 2006

Securities and Exchange Commission
Division of Corporate Finance
Attn: Daniel Lee
100 F Street, N.E.
Washington, D.C. 20549

Re: Serefex Corporation
                              Registration Statement on Form SB-2 Filed July 31, 2006
                              File No.: 333-136174

Dear Mr. Lee:

    The Company hereby requests acceleration of the effective date of the above-captioned Registration Statement to Thursday, October 26, 2006 or as soon thereafter as possible.

The undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please call our corporate counsel, William J. Schifino, Sr. at (813) 221-2626.

Yours truly,

Serefex Corporation

/s/ Brian S. Dunn
Brian S. Dunn
President

W I L L I A M S ♦ S C H I F I N O

WILLIAMS SCHIFINO MANGIONE & STEADY P.A.
ATTORNEYS AT LAW

October 24, 2006

Mr. Mark Shuman
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Serefex Corporation
                              File No. 333-136174

Dear Mr. Shuman:

    I am filing herewith Amendment No. 3 to the subject Company’s Registration Statement responding to the staff’s letter of comment dated October 18, 2006. I am also filing an acceleration request executed by the registrant. In response to the staff’s comment number 2, please be advised that the carryover paragraph on pages 15 and 16 of the Prospectus has been revised to read as follows:

    “We currently have available $125,000 in cash which, without any additional capital, will allow the Company to continue in operation for approximately the next four (4) months. We believe that the $900,000 to be received from Cornell Capital, together with the cash on hand will be sufficient to fund and expand our business over the next eighteen (18) months. To fully carry out our business plan, we will need to raise additional capital through the Standby Distribution Agreement which will cause us to register additional shares with the SEC. If for some reason we are not able to draw down the entire $5,000,000, we may have to obtain additional operating capital through the private placement of common stock pursuant to Regulation D of the Securities Act of 1933, as amended. There is no assurance that we will obtain the additional working capital, if needed, through the private placement. In addition, such financing may not be available on terms acceptable to us.”

    With regard to the information contained in the above insert, I have been advised by the Company that its “burn” rate is approximately $30,000 per month, after taking into account certain expenses that would be excluded if the financing from the Standby Distribution Agreement was not in place.

    In addition to the above, the following responds to the staff’s prior comments relating to Item 8A “Controls and Procedures” set forth in the Company’s Form 10K-SB for the year ended December 31, 2005.

Mr. Mark Shuman
October 24, 2006
Page Two

    Please note the response to Item 11-13 in our letter of September 8, 2006. It was not intended for the Company to make a conclusion for the future. The intent was to indicate the language the Company would use, assuming its accuracy, in place of the information reported under Item 8A of the last Form 10K-SB Report. Obviously, if in the future, the statement cannot be made, the appropriate disclosure will be included.

    We have been advised by the Company that, although, as a small business issuer, it is not required at this time to comply with the requirements of Rule 308(a) and (b) of Regulation S-B, the Chief Executive Officer and Chief Financial Officer, for the year ended December 31, 2005, conducted a separate evaluation of the Company’s internal controls over financial reporting. The evaluation consisted of the following:

    All information and transactions are signed or initialed by the Company’s Chief Executive Officer. This would include everything from contract to non-material payables. Nothing is entered into the system by the Company’s Chief Executive Officer. Since the Company’s Chief Executive Officer is on the Board, the Board is aware of all transactions. The Chief Financial Officer travels to Serefex once a quarter and performs a one hundred percent (100%) evaluation of the following: (i) contracts, (ii) all balance sheet accounts, (iii) payroll, (iv) stock issues, (v) journal entries, (vi) expense reports, (vii) inventory purchases, (viii) sales, (ix) check reconciliations and (x) bank balances. In addition, a sample evaluation is performed on all payables (approximately 15% - 25%). It must be noted that a one hundred percent (100%) evaluation is simple, because there is a very limited amount of transactions.

    The Chief Financial Officer also tests to verify that the Chief Executive Officer has not made any entries into the system. Also, it must be noted that all journal entries, payables and expense reports require two (2) signatures.

    It is recognized that the above review differs from the requirements set forth in Items 308(a) and (b). Therefore, in keeping with your letter of September 28, 2006 (#11), such conclusions were interim and not the result of an evaluation meeting all necessary requirements of Item 308(a) and (b).

    All of the above will be noted with respect to the preparation of future reports.

                                                                                                                      Yours truly,

                                                                                                                       Williams Schifino Mangione & Steady, P.A.

By:  /s/ William J. Schifino
                                                                                                                               William J. Schifino, Esq.